Exhibit 99.1

THE BUSINESS OF GAMING

Q1 2022

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast Gaming”). The following information should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022, and accompanying notes, and the Company’s audited annual consolidated financial statements for the year ended December 31, 2021 , and accompanying notes, all of which are available on Enthusiast Gaming's issuer profile on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov/edgar.

The date of this management’s discussion and analysis (“MD&A”) is May 16, 2022. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. Condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2021 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. This MD&A has been prepared pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the Canadian disclosure requirements which may differ from United States disclosure requirements. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities legislation ("forward-looking information"). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

There are measures included in this MD&A that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital” is a non-GAAP measure. Enthusiast Gaming includes this measure because it believes certain investors use this measure and metric as a means of assessing financial performance and that such measure highlights trends in the Company's financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measure presented in the MD&A is “working capital”, which refers to current assets minus current liabilities.

Non-GAAP measures should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. This vertically integrated media platform engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Over 70%1 of Enthusiast Gaming’s audience is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming related content.

Between its online digital media properties, its network of partner websites and video channels, its library of web and mobile casual games, its video gaming expo, and its esports organization (Luminosity Gaming Inc., “Luminosity Gaming” or “Luminosity”), the Company engages approximately 300 million gaming enthusiasts worldwide monthly.

Enthusiast Gaming was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol "EGLX". Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

On May 1, 2021, the Company acquired all of the outstanding common shares of Vedatis SAS (“Vedatis”) from the owners pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). Pursuant to the terms of the Vedatis SPA, for the exchange of all outstanding common shares, the previous owners of Vedatis will receive (i) a cash payment of Euro €3,500,000, subject to a Euro €100,000 target working capital adjustment (ii) the issuance of Euro €1,500,000 of common shares of the Company (iii) a cash payment of Euro €1,250,000 on the first anniversary of closing (iv) a payment of Euro €750,000 on the first anniversary of closing, which may be paid in cash or common shares at the option of the Company, and (v) an earn-out payment based o the performance of Vedatis. The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation, and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021. The Company has, at its option, the ability to settle the earn-out payment half in cash and half in common shares. The earn-out payment is to be paid no later than 60 days from the completion of the earn-out period. The Vedatis SPA is accounted for in accordance with IFRS 3 as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly owned subsidiary, Enthusiast Gaming Media (US) Inc. (“Media US”), completed the acquisition of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). Pursuant to the terms of the Tabwire EPA, the Company acquired all of the outstanding membership interest of Tabwire in exchange for (i) a cash payment of USD $5,000,000, subject to an accounts receivable adjustment, and (ii) the issuance of USD $6,000,000 of common shares of the Company. The Tabwire EPA is accounted for in accordance with IFRS 3 as the operations of Tabwire constitute a business.

On August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). Pursuant to the terms of the GameKnot EPA, the Company acquired all of the outstanding membership interest of GameKnot in exchange for i) a cash payment of USD $1,500,000, (ii) the issuance of USD $750,000 of common shares of the Company (iii) a payment of USD $500,000 on the six-month anniversary of closing which may be paid in cash or common shares at the option of the Company. The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

[1]	Calculated based on data provided by Comscore as of December 2021.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

On September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to a “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). Pursuant to the terms of the Addicting Games SPA, the Company acquired all of the outstanding common shares of Addicting Games in exchange for i) a cash payment of USD $10,000,000, subject to a working capital adjustment and other adjustments, (ii) the issuance of USD $12,000,000 of common shares of the Company, (iii) a payment of USD $7,000,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (iv) a payment of USD $3,800,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company. The Addicting Games SPA is accounted for in accordance with IFRS 3 as the operations of Addicting Games constitute a business.

On November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of Outplayed, Inc. (“Outplayed”) pursuant to a merger agreement dated November 22, 2021 (the “Outplayed MA”). Pursuant to the Outplayed MA between Enthusiast Acquisition Corp. (“Acquisition Corp”), a subsidiary of Media US incorporated to facilitate this transaction, and Outplayed, Outplayed merged with and into Acquisition Corp and Acquisition Corp changed its name to Outplayed, Inc. Pursuant to the terms of the Outplayed MA, the Company acquired all of the outstanding membership interest of Outplayed in exchange for i) a cash payment of USD $7,500,000, subject to working capital and other adjustments, (ii) the issuance of 5,200,000 of common shares of the Company, (iii) a payment of USD $8,500,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iv) a payment of USD $8,500,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company, (v) a first anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed, and (vi) a second anniversary earn-out payment of USD $6,000,000 based on the performance of Outplayed. The earn-out payments, subject to certain conditions, will be paid if certain site traffic based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period. The Company has, at its option, the ability to settle the earn-out payments in common shares. The first anniversary earn-out payment is to be paid no later than 30 days from the completion of the first anniversary earn-out period and the second anniversary earn-out payment is to be paid no later than 30 days from the completion of the second anniversary earn-out period. The Outplayed MA is accounted for in accordance with IFRS 3, as the operations of Outplayed constitute a business.

The Vedatis SPA, Tabwire EPA, GameKnot EPA, Addicting Games SPA and Outplayed MA are collectively called the “2021 Mergers and Acquisitions” in the MD&A. For information relating to the accounting of the 2021 Mergers and Acquisitions see Note 5 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2021.

Business overview of Vedatis

Vedatis owns the web property, Icy Veins, which is one of the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content and was founded in 2011. Icy Veins provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of Strom, Hearthstone, and Overwatch. Enthusiast Gaming Properties inc. (“Enthusiast Properties”) has been monetizing the Icy Veins advertising traffic since 2017.

Business overview of Tabwire

Tabwire is a technology and data platform company that enables gamers to create a cross-platform registered user identification profile to track and directly view their game data in real-time. In addition, it has a unique feature set including a cheater detection system that enhances fair game play by generating a player trust ranking system for its registered users. It has already built game play companion tools for Valorant, Rainbow Six Siege, Escape from Tarkov, Apex Legends, and Warzone, amongst other game titles, with more than 13 million gamers interacting with the platform, collectively generating more than half a billion views in the last year. Tabwire continues to add game titles to its player companion tools. Tabwire owns the web property TabStats. Enthusiast Properties has been monetizing the TabStats advertising traffic since February 2021.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business overview of GameKnot

GameKnot owns the web property GameKnot.com. Founded in 2000, GameKnot is a news, strategy, and community site for casual and competitive chess players, offering multiple forms of competition via chess tournaments, leagues, and ladders. With free and premium subscription offerings, the GameKnot web property also provides resources including lessons and puzzles.

Business overview of Addicting Games

Addicting Games is an innovator in casual gaming with a portfolio of casual games for desktop and mobile devices. Since the early 2000s, Addicting Games has helped to popularize casual gaming online, developing and distributing innovative games. Today, Addicting Games provides an extensive library of over 1,500 games to approximately 10 million gamers monthly. Addicting Games’ audience spends over 15 minutes per average visit playing on titles spanning action, sports, puzzles, and more. Addicting Games offers subscriptions and in-app purchases on many of its properties.

Games, portals, and brands included in the Addicting Games portfolio include:

●	Addicting Games (addictinggames.com)
●	Shockwave (shockwave.com)
●	TypeRacer (typeracer.com)
●	ioGames Space (iogames.space)
●	Little Big Snake (littlebigsnake.com, iOS app, Android app)
●	Diep.io (diep.io, iOS app, Android app)
●	EV.io (ev.io, Windows, MacOS)
●	Mope.io (mope.io, iOS app, Android app)
●	Math Games (mathgames.com)
●	TeachMe (teachme.com)

The Company deploys these games on both web and mobile platforms with a stated goal that they can be player by anyone, anywhere, on any device.

Business overview of Outplayed

Outplayed owns the web property, U.GG, which is one of the largest League of Legends fan communities in the world. By combining a rigorous data science approach with a proprietary user centric experience, Outplayed provides actionable, data-driven insights supporting, educating, connecting, and engaging a monthly active user base of approximately 8 million players. U.GG is featured on the official League of Legends website (www.leagueoflegends.com) as a resource for players.

BUSINESS PRODUCTS AND SERVICES

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content, Esports and Entertainment, and Subscription.

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 100 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, other video-gaming related content and casual games. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites, video channels and casual games (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Omnia Media Inc.’s (“Omnia”), a subsidiary of the Company, principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its External Talent Network, its Owned and Operated Content, as well as through Direct Brand Sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia produces and programs over 30 weekly shows across advertising-based video on demand (“AVOD”) and over-the-top (“OTT”) channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and generated over 31 billion total video views in 2020. Omnia owns content brands that matter to fans who love gaming and pop culture including BCC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel with approximately 10 million subscribers on YouTube and approximately 2.5 million followers on Instagram. Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

Addicting Games has a portfolio of casual games for desktop and mobile devices. Advertising revenues generated from Inventory on Addicting Games’ casual games is included in media and content revenue.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands that are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that have become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and its video platform, operated by Omnia, generates over six billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply-side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

Programmatic Media Value Chain (Continued)

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favorable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click-through Rate” (“CTR”), and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads. The optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or CTR.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

Sale of Inventory (Continued)

Enthusiast Gaming’s media and content revenue is primarily derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third-party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s esports division, Luminosity Gaming, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Super Smash Bros., Valorant, Apex Legends, Rocket League, and Madden NFL. Luminosity Gaming’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming assists in the management of the Vancouver Titans and the Seattle Surge.

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity Gaming is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

BUSINESS PRODUCTS AND SERVICES (Continued)

Esports and Entertainment (Continued)

Enthusiast Properties started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX event had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

In November 2020 the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL, and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances included: Muselk, NickEh30, Fresh, Anomaly, XQC, NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company currently intends to return EGLX to a live event in 2022. The ability of the Company to host a live EGLX in 2022 is subject to the prevailing public health guidance and restrictions at the time of the event, and the Company’s ability to ensure the health and safety of the attendees in light of the ongoing COVID-19 pandemic.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK.  The Company is an industry leader in B2B and consumer mobile gaming events.  It owns and operates numerous successful networking events around the world with approximately 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki, and Seattle. In November 2021, the Company hosted two new digital conference series, being Pocket Gamer Connects Digital NEXT and Beyond Games, from November 15 – November 19, 2021. These two events focus on topics relevant to the gaming space including non-fungible tokens (“NFTs”), blockchain gaming, and the metaverse. In February 2022, the Company hosted its first major live event in nearly 2 years, Pocket Gamer Connects London, with approximately 1,900 registry industry attendees, from February 14-15, 2022.

Subscription

The Sims Resource (“TSR”) operates a subscription-based model and has a current subscriber base of approximately 187,000 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features.

In 2020, the Company launched similar subscription-based models on two owned and operated web properties, Escapist Magazine and Siliconera.

In May 2021, the Company acquired Vedatis, which owns the web property, Icy Veins, and offers premium subscriptions to the Icy Veins website.

In June 2021, the Company acquired Tabwire, which offers monthly premium membership subscriptions to the Tabstats website as well as the Tabwire Twitch channel.

In August 2021, the Company acquired GameKnot, which offers monthly and yearly premium membership subscriptions to the GameKnot website.

In September 2021, the Company acquired Addicting Games, which offers premium membership subscriptions to certain Addicting Games properties including Addicting Games, Shockwave, TeachMe, TypeRacer, and Little Big Snake.

In November 2021, the Company acquired Outplayed, which offers membership subscriptions to the U.GG website.

The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

GROWTH STRATEGIES

Enthusiast Gaming has a complementary organic and M&A growth strategy. M&A continues to be an important growth lever, having helped the Company grow and serve 300 million monthly active viewers. The Company believes it has a clear path to further monetize the viewership base through multiple organic growth initiatives including: optimizing CPMs, increasing direct sales, growing subscribers, and licensing content. The Company is also planning to launch additional products in the near future, including Project GG.

Project GG

In June 2021, the Company announced its plans to launch a pan-Enthusiast social network and freemium subscription offering, codenamed Project GG. Project GG will be a cross-platform, gaming centric social network, uniting gaming and esports fans with a platform to connect, view stats (both personal and stats of other gamers), global rankings, and leaderboards, and share content through their unique gaming profiles, whether it be on desktop, mobile, or in-game.

Visual samples of the user interface from the development product are shown below:

The user interface of the desktop version of Project GG, displaying a user’s content feed.	The user interface of the mobile version of Project GG, displaying a profile.	The user interface of the mobile version of Project GG, displaying recently played games and activity feed.

Developing a proprietary product like Project GG will also enhance the Company’s ability to deliver a more complete fan experience with a more targeted, engaged, and personalized journey for gamers and customers alike and represents a significant step towards the Company’s evolution to a technology-powered, media, esports, and entertainment company.

The acquisition of Tabwire provided the Company with a technology and data platform which accelerated the development of Project GG. On September 23, 2021, the Company announced that it has deployed an initial invitation-only release of Project GG (“Project GG Alpha”), the invitation included to Company’s rosters of influencers. Project GG Alpha will serve as a test version of the gaming social network, while offering feedback to Enthusiast Gaming’s design and user experience teams. The Company expects Project GG will transition to a beta version in 2022.

Optimize CPMs

Enthusiast Gaming is focused on utilizing programmatic optimization tools to target specific viewers and delivering high value advertising. The Company built its adtech and programmatic optimization platform, through internally developed technology and third-party software. Enthusiast Gaming continues to enter into new SSPs relationships that contribute to increased sell through rates and revenue performance. The Company also invests in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms.

10

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

GROWTH STRATEGIES (Continued)

Increase Direct Sales

Selling high-impact advertising inventory directly to brands creates additional margin accretion as marketers are charged a higher price than traditional programmatic sales. Direct Selling specifically relates to contracting directly with brands to produce custom content and campaigns and is typically supplemented with paid media for customer activations. Direct sales included in Media and Content for Q1 2022 was $5.2 million as compared to approximately $2.2 million in Q1 2021. Enthusiast Gaming’s direct sales efforts began in Q1 2020 and continues to see increased success with larger client activations. The Company now has advertising sales and fulfillment professionals in New York, Los Angeles, Chicago, Detroit, Toronto, and London.

Grow Subscribers

The Company has more than tripled the number of paid subscribers for its properties from approximately 61,000 in March 2019 to approximately 233,000 in March 2022. In the 2021 year approximately 48,000 paid subscribers were added through the 2021 Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed. Enthusiast Gaming continues to look for new subscription opportunities and are in the early stages of developing an Enthusiast Gaming platform wide subscription model available to web, video, and esports audiences of the Company. The acquisition of Tabwire relates directly to these initiatives, see Project GG.

Content Licensing

The Company is pursuing opportunities to license its library of content and owned and operated brands to distributors. Enthusiast Gaming already has established partnerships with TikTok, Samsung, and Snapchat, along with various OTT platforms.

Strategic Acquisitions

The Company’s growth is enhanced by a targeted acquisition strategy. Enthusiast Gaming (including Enthusiast Properties) has successfully acquired or made significant investments in and integrated 22 companies. The Company continues to be disciplined in pursuing value-enhancing, highly-strategic acquisitions. There remain a significant number of independent gaming web and video properties that can benefit from Enthusiast Gaming’s viewership base, data and analytics platform, and CPM optimization strategy. Management maintains regular dialogue with these entities resulting in a strong M&A pipeline of highly accretive targets.

MARKET

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement, technology adoption and shared experiences the global gaming market reached USD$175 billion in 2020.2 According to Newzoo, the industry is expected to grow to USD$218 billion by 2023.3 The proliferation of high-speed internet, accessible technology, and publishers using enhanced live operations and other tools have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment.

[2]	Based on Newzoo’s 2018 - 2023 Global Gaming Market Forecast and an article published by Newzoo on March 3 2021 titled “Hypercasual Games Introduced Millions of Consumers to the World of Gaming: What’s Next?”
[3]	Based on an article published by Newzoo on November 4 2020 titled “Global Game Revenues Up an Extra $15 Billion This Year as Engagement Skyrockets”.

11

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

MARKET (continued)

Gaming Market (continued)

Today, there are 2.7 billion global gamers, who engage with interactive entertainment using three platforms: console, PC and mobile, according to Newzoo.4 It is expected that gamers will surpass 3 billion by 2023 as smartphone penetration increases globally.5 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old.

The industry is still in an early stage as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming.

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. According to eMarketer, consumers in the U.S. spent an average of 181 minutes accessing digital media in 2010.6 In 2020, this figure increased to 470 minutes a day, representing 160% growth. Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets.7 According to eMarketer, USD$90 billion was spent globally on digital advertising in 2012.8 This spend increased to USD$378 billion in 2020, representing growth of 319%. Digital advertising is expected to grow to USD$646 billion by 2024.9

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume Gaming Video Content, respectively.10 According to YouTube, viewers watched an approximately 50 billion hours of Gaming Video Content on its platform in 2018, doubling to approximately 100 billion in 2020.11 Additionally, the number of gaming-related tweets increased from approximately 218 million in 2017 to over 2 billion in 2020, according to Twitter.12 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content.

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

[4]	Based on an article published by Newzoo on May 8 2020 titled “The World’s 2.7 Billion Gamers Will Spend $159.3 Billion on Games in 2020; The Market Will Surpass $200 Billion by 2023”.
[5]	Based on an article published by Newzoo on June 25 2020 titled “Three Billion Players by 2023 Engagement and Revenues Continue to Thrive Across the Global Games Market”.
[6]	Based on data provided by eMarketer as of January 2021.

[7]	Based on data provided by eMarketer as of January 2021 and March 2021.

[8]	Based on data provided by eMarketer as of March 2021.

[9]	Based on data provided by eMarketer as of March 2021.

[10]	Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.
[11]	Based on an article published by The Verge on December 8 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.
[12]	Based on articles published by Twitter on February 15 2018 and January 11 2021 titled “Gaming and esports are happening on Twitter” and “Over 2 Billion Gaming Tweets in 2020!”, respectively.

12

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

MARKET (continued)

Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

SIGNIFICANT ANNOUNCEMENTS DURING THE FIRST QUARTER OF 2022 AND SUBSEQUENT TO THE FIRST QUARTER

Date	Description
January 11, 2022	The Company announced the new season of “Rising Stars,” a competition series that searches for the next great content creators. This season, e.l.f. Cosmetics (NYSE: ELF) will co-create the series with Enthusiast Gaming, to discover the next gaming superstars from colleges across the United States and Canada.
January 17, 2022	The Company provided an update on its most recent acquisition, League of Legends’ fan community U.GG, which was completed in November 2021. Since the beginning of the new League of Legends season on January 7, 2022, U.GG achieved a peak high of 600,000 daily active users, with 1.1 million users visiting on the first weekend of the new season, from January 7 - January 9, 2022. In addition, U.GG’s recently launched desktop app has been downloaded over 300,000 times since its launch in November 2021.
January 31, 2022	The Company announced that its digital media property reached a record 51.8 million unique visitors in the United States in December 2021, based on recent digital media ratings from Comscore (Comscore Media Metrix®, Desktop 2+ Mobile 13+, December 2021, U.S.). Enthusiast Gaming is joined by Twitch and Roblox as the only gaming companies to rank as Top 100 Internet Properties in 2021 (Comscore Media Metrix®, Desktop 2+ Mobile 13+, December 2021, U.S.).
February 15, 2022	The Company announced the results of its latest custom study with Nielsen, to measure the total social reach and Twitch viewership of the Company’s Luminosity Gaming esports audience. The results of the latest custom Nielsen study for January 2022 show that Luminosity Gaming’s total social following is now over 145 million globally, having grown 13% since the last study in October 2021. In addition, the hours watched for Luminosity Gaming’s esports team on Twitch surpassed 32 million globally in January, an increase of 34% since the last study. The results mean that Luminosity Gaming has significantly increased its margin as the world’s most watched esports team on Twitch, with hours watched now 50% greater than the nearest esports competitor.
March 2, 2022	The Company announced a multi-year partnership with Hut 8 Mining Corp. (NASDAQ: HUT; TSX: HUT) (“Hut 8”), one of North America’s largest innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018. The partnership marks the first time Hut 8 has come together with a gaming and esports organization, and Enthusiast Gaming’s first partnership with a digital asset miner. As ambitious leaders at the intersection of gaming and digital asset mining, Enthusiast Gaming and Hut 8 will collaborate on new experiences and content within mobile and blockchain gaming, Web 3.0, NFTs, and cryptocurrency. To kick off the partnership, Enthusiast Gaming will release a significant update to its first-person shooter game EV.IO, featuring Hut 8 as a presenting sponsor. Hut 8 will also become a sponsor of Luminosity Gaming, the top esports organization on Twitch with a social following of more than 145 million globally.
13

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

March 15, 2022	The Company announced a partnership with Fractal, an NFT marketplace co-founded by Justin Kan, co-founder of Twitch. The partnership marks Enthusiast Gaming’s first with an NFT marketplace, and will see NFTs integrated into one of the Company’s HTML5-based games for the first time.
March 22, 2022	The Company announced that its digital media property ranked as the largest property in the Games category in the United Kingdom and Canada, based on recent digital media ratings from Comscore, a leading third-party media measurement firm.
March 24, 2022	The Company announced a renewed partnership deal with ExitLag. ExitLag will continue to leverage the Company’s extensive Gen Z and Millennial reach, as the Latin America software developer builds its customer base in the United States, with its proprietary technology to improve routing connections for gamers.
April 19, 2022	The Company announced that it will host its next live event under its Pocket Gamer Connects (“PGC”) brand in Seattle, Washington from May 9-10, 2022. More than 120 industry speakers across 17 themed tracks will share insight and knowledge on topics including User Acquisition, Mastering Multiplayer, The Art of Publishing, Ad Insights, Building on Blockchain, Mapping the Metaverse, Incredible Indies, CFO Insider, NFT Know-How, and more. Speakers and sponsors include Xbox, a16z, Fandom, Netflix Games, Addicting Games, Riot Games, InMobi, AppLovin, Xsolla, and more. Running in parallel to PGC Seattle will be the Blockchain Games Next Summit, a series of speaker panels and content focusing on the next wave of Web3.0 games technology including blockchain games, NFTs, and the metaverse.
April 27, 2022	The Company announced that its digital media property surpassed one billion total views per month in the United States, based on recent digital media ratings from Comscore, an independent third-party media measurement firm. Total Views to the Company’s property in the U.S reached 1.1 billion in March 2022, representing a 44% increase versus March 2021 (Comscore Media Metrix®, Desktop 2+ Mobile 13+, March 2022 and March 2021, U.S.). The growth aligned with the highly-anticipated release of Elden Ring by Bandai Namco Entertainment, with a high volume of reviews, guides, forums, and videos delivered across the Company’s platform of video game fan communities. Enthusiast Gaming remains a Top 100 Property in the U.S. based on Unique Visitors, currently ranked #85. Based on Total Views, Enthusiast Gaming ranks even higher among the Top 100 Properties at #39. The Company joins the ranks of Twitter, Netflix, Hulu, and USA Today Network as digital media properties that are also ranked in the 30s for Total Views (Comscore Media Metrix®, Desktop 2+ Mobile 13+, Top 100 Properties, March 2022, U.S.).

OVERALL PERFORMANCE

The comparative three months ended March 31, 2021 results below were prior to the 2021 Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed. Vedatis was acquired on May 1, 2021, Tabwire was acquired on June 21, 2021, GameKnot was acquired on August 30, 2021, Addicting Games was acquired on September 3, 2021, and Outplayed was acquired on November 22, 2021. The operating results of these acquired entities have been included in the Company’s consolidated financial statements from the date of their respective acquisition.

14

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

OVERALL PERFORMANCE (continued)

Summary of Financial and Operating Results

For the Three Months Ended March 31, 2022 and 2021

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
	$	$
Total revenue	47,167,538	30,022,335
Cost of sales	33,676,159	24,091,327
Gross profit	13,491,379	5,931,008
Interest income	(1,401)	(18,320)
Operating expenses	24,822,370	18,734,942
Net loss and comprehensive loss for the period	(12,241,359)	(13,565,128)
Net loss per share – basic and diluted	(0.08)	(0.12)

Revenue for the three months ended March 31, 2022 and 2021, was $47,167,538 and $30,022,335, respectively. The table below provides a breakdown of revenue for the indicated period:

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
	$	$
Media and content (a)	41,863,908	26,978,187
Esports and entertainment (b)	1,969,779	1,227,424
Subscriptions (c)	3,333,851	1,816,724
Total revenue	47,167,538	30,022,335

Notes:

(a)	Media and content revenue predominantly consists of advertising revenue on the Company’s web, video, and casual gaming platforms, and content licensing revenue. Q1 2022 media and content revenue attributable to the video platform is $25.8 million, which increased $5.1 million compared to $20.7 million in Q1 2021. The increase in media and content revenue for Q1 2022 relating to the video platform is mainly attributable to a revenue per thousand impressions (“RPM”) which was 28% higher in Q1 2022 compared to Q1 2021. Q1 2022 media and content revenue, excluding the video platform, is $16.0 million, which increased $9.7 million compared to $6.3 million in Q1 2021. The increase in media and content revenue for Q1 2022, when excluding the video platform, is mainly due to an increase in direct sales attributable to the web platform in Q1 2022, a net increase of 19 new partner websites added to the web platform in Q1 2022, a web RPM which was 64% higher in Q1 2022 compared to Q1 2021, and the 2021 Mergers and Acquisitions which contributed $3.6 million to Q1 2022 media and content revenue. The Company added a new team of staff members in Q1 and Q2 2021 who are focused on optimizing the web platform, which contributed to the increase in the web RPM. The new partner websites added to the web platform have more favorable commercial terms for the Company when compared to legacy partner websites, resulting in lower cost of sales as a percentage of media and content revenue attributable to the web platform, which along with the increase in direct sales and the 2021 Mergers and Acquisitions, are the main drivers for the increase in gross profit as a percent of total revenue from 19.8% in Q1 2021 to 28.6% in Q1 2022. Video views were 7.1 billion in Q1 2022, compared to 7.3 billion in Q1 2021. Q1 2021 video views were slightly higher which the Company attributes to the COVID-19 pandemic and the related stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions. In Q1 2022 the impact of the easing of COVID-19 restrictions from Q1 2021 on video views was offset by the Company deploying new content to TikTok. Web pageviews were 4.1 billion in Q1 2022 compared to 2.6 billion in Q1 2021, driven by the release of Elden Ring in February 2022, the 2021 Mergers and Acquisitions, and the 19 additional partner websites added since Q1 2021.

15

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

OVERALL PERFORMANCE (continued)

Summary of Financial and Operating Results (continued)

For the Three Months Ended March 31, 2022 and 2021 (Continued)

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to PGC mobile gaming events which occur throughout each year and the EGLX event which typically occurs in Q4 of each year. Entertainment revenue increased to $1.6 million in Q1 2022 compared to $0.3 million in Q1 2021. The increase in entertainment revenue is mainly attributable to PGC London, which was a live event held from February 14-15, 2022, and was PGC’s first live event in nearly two years. Esports revenue decreased to $0.4 million in Q1 2022 compared to $0.9 million in Q1 2021. The decrease in esports revenue is mainly attributable to $Nil management service revenue being earned in Q1 2022 compared to $0.4 million of management service revenue in Q1 2021, due to the termination of Management Services Agreement with AIG eSports LP on April 1, 2021 (see Related Party Transactions).

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties including TSR, The Escapist, Siliconera, Icy Veins, Tabstats, GameKnot, Addicting Games, Shockwave, TeachMe, TypeRacer, Little Big Snake, and U.GG. As of March 31, 2022, the Company has approximately 233,000 paid subscribers, compared to approximately 137,000 paid subscribers as of March 31, 2021. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR and the 2021 Merger and Acquisitions. TSR had approximately 137,000 paid subscribers as of March 31, 2021, this number increased to approximately 187,000 paid subscribers as of March 31, 2022. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

Operating expenses for the three months ended March 31, 2022 and 2021, were $ 24,822,370 and $18,734,942 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021
	$	$
Professional fees (a)	924,821	737,496
Consulting fees (b)	1,478,174	1,310,627
Advertising and promotion (c)	327,447	1,042,354
Office and general (d)	2,262,905	706,945
Salaries and wages (e)	8,696,875	4,628,275
Technology support, web development and content (f)	3,458,868	1,394,883
Esports player, team and game expenses (g)	1,511,488	1,528,605
Foreign exchange loss (gain) (h)	8,587	(10,133)
Share-based compensation (i)	1,386,181	5,760,036
Amortization and depreciation (j)	4,767,024	1,635,854
Total operating expenses	24,822,370	18,734,942

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax and accounting fees. Professional fees increased $0.2 million in Q1 2022 as compared to Q1 2021 due to increased corporate activity.

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership (see Related Party Transactions) and include management consultants, investor relations services, and technology and data evaluation services. Consulting fees increased by $0.2 million in Q1 2022 as compared to Q1 2021 mainly due to the 2021 Mergers and Acquisitions, this increase was offset by termination of the Master Services Agreement with Vancouver Arena Limited Partnership on April 1, 2021.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion expense decreased by $0.7 million in Q1 2022 as compared to Q1 2021 due to a decrease in corporate and brand marketing initiatives in Q1 2022 as compared to Q1 2021.

16

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

OVERALL PERFORMANCE (continued)

Summary of Financial and Operating Results (continued)

For the Three Months Ended March 31, 2022 and 2021 (Continued)

(d)	Office and general costs increased by $1.6 million in Q1 2022 as compared to Q1 2021, mainly due to substantial increases in insurance expense relating to the listing of the Company’s common shares on the Nasdaq. The Company also incurred listing/sustaining fees as a result of the Nasdaq listing which are recognized into office and general costs. These expenses commenced in April 2021 and are expected to continue to be incurred. The Company maintains two offices in Toronto, Ontario, two offices in Los Angeles, California, and one office in Austin, Texas. Two of these offices were added in 2021 as part of the 2021 Mergers and Acquisitions. Occupancy costs are included in office and general.

(e)	The Company has a staff of approximately 215 employees as of March 31, 2022, compared to a staff of approximately 120 employees as of March 31, 2021. A significant portion of the increase in staffing levels is attributable to the hiring of content, sales, sales support employees, the commencement of Project GG in Q2 2021, and the 2021 Mergers and Acquisitions. Furthermore, the increase was contributed to from the Company adding a number of senior level roles in 2021, including several EVP, SVP, and VP level positions. Salaries and wages also include commissions on direct sales. Increased direct sales contributed to the increase in salaries and wages as direct sales were $5.2 million in Q1 2022 compared to $2.2 million in Q1 2021.

(f)	Technology support, web development and content costs relate solely to the media and content division of the Company. Technology support, web development and content costs increased by $2.1 million in Q1 2022 as compared to Q1 2021 due to an increase in content and design costs incurred on new and existing properties and the integration of 2021 Mergers and Acquisitions.

(g)	Esports player, team and game expenses relate to primarily to Luminosity Gaming, including but not limited to player and influencer salaries, team housing, and team travel. There was no significant change in esports player, team and game expenses in Q1 2022 compared to Q1 2021 as the player headcounts was relatively consistent.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates.

(i)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense decreased significantly by $4.4 million in Q1 2022 as compared to Q1 2021 due to the vesting periods of stock options and restricted share units issued in January 2021 and April 2021. No options or restricted share units were issued in Q1 2022. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units.

(j)	Amortization and depreciation are significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation expense increased significantly by $3.1 million in Q1 2022 as compared to Q1 2021 mainly due to the amortization of intangible assets recognized upon the acquisitions of Vedatis and Tabwire in Q2 2021, GameKnot and Addicting Games in Q3 2021, and Outplayed in Q4 2021.

SELECT OPERATING METRICS

Financial results include the results of Mergers and Acquisitions from the respective closing date of the acquisition transaction. The Company completed the acquisition of Omnia on August 30, 2020. References to “pro forma” figures below will assume the acquisition of Omnia took place on January 1, 2020. “Web pageviews” relate to Enthusiast Properties, “Video views” relate to Omnia, and “Paid subscribers” relate to TSR, The Escapist, and Siliconera and the 2021 Mergers and Acquisitions. Paid subscribers for Vedatis and Tabwire are included beginning in Q2 2021, paid subscribers for GameKnot and Addicting Games are included beginning in Q3 2021, and paid subscribers for U.GG are included beginning in Q4 2021. The Company is providing pro forma quarterly information as the acquisition of Omnia reduces the comparability of period-over-period figures. The figures below do not include pro forma adjustments for Vedatis, Tabwire, GameKnot, Addicting Games and Outplayed.

17

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

SELECT OPERATING METRICS (Continued)

Quarterly Select Operating Metrics
	Q2 2020 (1)	Q3 2020 (1)	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022
Total views (millions)	12,485	10,554	9,852	9,896	10,395	9,825	9,576	11,251
Web pageviews	3,119	2,427	2,522	2,596	2,516	2,606	2,866	4,137
Video views	9,366	8,127	7,330	7,300	7,879	7,219	6,710	7,114
Paid subscribers (thousands – as of end of period)	111	112	122	137	155	207	220	233

Notes:

(1)	Pro forma for the Omnia acquisition.

Web pageviews, which relate historically to Enthusiast Properties, have increased over the last eight quarters. The Company seeks to grow existing properties, create or acquire new properties, and add new partner properties to the web platform. The high number of web pageviews in Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. The Company’s audience was spending additional time on the Company’s platforms, resulting in a significant increase in pageviews. As these public health restrictions were eased in certain jurisdictions in Q3 2020, the number of pageviews declined, and remained relatively constant in Q4 2020 through Q3 2021. Web pageviews began to rise again in Q4 2021 and increased 44% in Q1 2022. Management attributes this increase to organic growth in traffic driven by content related to new game releases on both owned-and-operated and represented web properties, such as the Elden Ring game released in February 2022, as well as launch of desktop app for Outplayed.

Video views relate historically to Omnia which was acquired in Q3 2020. The large number of video views in Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. The Company’s audience was spending additional time on the Company’s platforms, resulting in a significant increase in video views. As these public health restrictions were eased in certain jurisdictions in Q3 2020, the number of video views declined. The decline in video views continued into Q4 2020, before stabilizing in Q1 2021 at approximately 7.3 billion. The video views increased to 7.9 billion in Q2 2021, due to increased traffic to the Company’s Arcade Cloud video properties, a number of new Snapchat channels being launched by the Company in Q2 2021 (including Livestream Fails and Blox Buddies), and from additional partner channels being added to the Company’s video platform in Q1 and Q2 2021. The video views decreased to 7.2 billion in Q3 2021, which the Company attributed to students returning back to school in Q3 2021. The video views decreased to 6.7 billion in Q4 2021, which the Company attributes to the Company shifting to video properties with a higher yield and the lingering effect of students returning to school and the continued easing of COVID-19 pandemic restrictions. The video views increased to 7.1 billion in Q1 2022 which the Company attributes to higher viewership on the video network and the Company deploying new content on TikTok.

Paid subscribers relate primarily to TSR. TSR was acquired by Enthusiast Properties in Q1 2019. In Q4 2019 the Company began initiatives to increase the numbers of paid subscribers, including pricing analysis, promotional events, and marketing initiatives. In Q3 and Q4 2020 the Company established a team of employees focused exclusively on subscription efforts, and the Company attributes the additional increase in the number of paid subscribers observed in Q4 2020 and Q1 2021 to Q1 2022 primarily to these initiatives as well as the 2021 Mergers and Acquisitions. In the 2021 year, approximately 48,000 paid subscribers were added from the 2021 Mergers and Acquisitions.

18

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

QUARTERLY RESULTS OF OPERATIONS

	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022
	$	$	$	$	$	$	$	$
Total revenue	7,029,096	16,328,946	42,471,103	30,022,335	37,057,601	43,341,907	56,942,443	47,167,538
Interest income	15,007	14,775	10,853	18,320	22,911	9,315	983	1,401
Operating expenses	7,491,479	8,177,992	12,524,904	18,734,942	19,550,684	21,354,332	25,679,125	24,822,370
Net loss and comprehensive loss	(6,549,732)	(8,033,467)	(6,949,471)	(13,565,128)	(12,835,513)	(12,302,971)	(12,861,272)	(12,241,359)
Loss per share – basic and diluted	(0.09)	(0.10)	(0.06)	(0.12)	(0.11)	(0.10)	(0.10)	(0.08)

In Q3 2020 the Company completed the acquisition of Omnia, which caused the significant increases in total revenue and operating expenses observed in Q3 and Q4 2020. The Company has been expanding its operations since the acquisition of Omnia in Q3 2020, which is the primary driver of the increase in total revenue and operating expenses from Q4 2020 through Q2 2022. The 2021 Mergers and Acquisitions contributed to the increase in total revenue and operating expenses observed in Q2 2021 through Q1 2022.

For the closing dates of the 2021 Mergers and Acquisitions, see Description of Enthusiast Gaming Holdings.

Period-to-period results are also impacted by certain operating metrics (see Select Pro Forma Operating Metrics) and seasonality (see Seasonality).

SEASONALITY

The Company’s media and content division is impacted by seasonality which is linked to advertiser spend and consumer events. Advertising seasonality is driven by two main factors, RPM and traffic, which are interlinked factors that are tied to seasonal periods of time throughout the year. These seasonal periods of time are linked to cultural holidays, commercial holidays, or ad hoc events (e.g., election years).

Advertiser spend is impacted by their annual budgets, financial year-end date, cultural holidays, commercial holidays, ad hoc events, new brands, new campaigns and new products. Advertiser spend normally increases significantly for consumer spending events such as Black Friday, Christmas, Back to School, Valentine’s Day, and Easter which result in a corresponding increase in RPM. Advertiser spend increases substantially in Q4 as Black Friday and the December holiday season approaches. Advertiser spend can differ from consumer spend as consumers have different spending patterns and important events.

Q1 is typically the slowest part of the year as most spending occurs in Q4. As a result, Q1 normally reports the lowest media and content revenue and Q4 the highest media and content revenue. Q2 and Q3 media and content revenue varies depending on an advertiser’s financial year end, budgeted advertiser spends remaining and new brands, campaigns, and products being promoted.

Due to seasonality, the results of operations for any quarter are not necessarily indicative of the results of operations for the fiscal year.

19

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the Three Months Ended March 31, 2022

Net cash used in operating activities for the three months ended March 31, 2022 was $7,535,404 (March 31, 2021 – $7,287,680). This was significantly due to the net loss of $11,032,929 and was decreased by items not affecting cash such as amortization and depreciation of $4,767,024, share-based compensation of $1,386,181, interest and accretion of $1,227,562, and increased by items not affecting cash such as deferred tax recovery of $526,280, a gain on revaluation of deferred payment liability $1,015,538, and share of income from investment in associates and joint ventures $296,041. These non-cash items for the three months ended March 31, 2022 were significantly offset by changes in working capital including a decrease in trade and other receivables of $4,185,031, decrease in prepaid expenses of $789,542 and a decrease in accounts payable and accrued liabilities of $7,236,523. For the three months ended March 31, 2021, net cash used in operating activities was significantly attributable to the net loss of $13,517,426 which was decreased by items not affecting cash such as amortization and depreciation of $1,635,854, share-based compensation of $5,760,036 and interest and accretion of $274,083. These non-cash items for the three months ended March 31, 2021, were collectively offset by changes in working capital including a decrease in trade and other receivable of $4,300,825 and a decrease in accounts payable and accrued liabilities of $6,035,820.

Net cash used by financing activities for the three months ended March 31, 2022 was $672,921 (March 31, 2021 – cash provided $27,392,053). This was significantly attributable to proceeds from the exercise of options of $69,821, which were collectively offset by repayments of long-term debt of $500,000 and lease payments of $240,001. For the three months ended March 31, 2021, net cash provided by financing activities was significantly attributable to proceeds from the issuance of shares for offerings, net of transaction costs, of $39,862,514, proceeds from the exercise of option of $594,836, proceeds from long-term debt of $944,787 which were collectively offset by repayment of long-term debt of $13,773,470 and lease payments of $236,614.

Net cash used in investing activities for the three months ended March 31, 2022 was $1,757 (March 31, 2021 – $3,398).

For the three months ended March 31, 2022 and 2021, the Company had a net decrease in cash of $8,516,233 and a net increase in cash of $20,076,473, respectively. As a result, the Company had a cash balance as of March 31, 2022 and 2021, of $14,138,029 and $24,400,296, respectively.

Liquidity

Selected financial information about the Company’s financial position as of the indicated dates is provided below:

	March 31, 2022	December 31, 2021
	$	$
Cash	14,138,029	22,654,262
Total assets	367,873,988	387,783,170
Total liabilities	115,074,735	125,014,849
Share capital, contributed surplus and accumulated other comprehensive income (loss)	252,799,253	262,768,321
Retained earnings (deficit)	(161,365,083)	(150,332,154)
Working capital (deficiency)	(14,886,772)	(9,181,911)

20

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity (Continued)

Total liabilities at each reporting date are broken down as follows:

	March 31, 2022	December 31, 2021
	$	$
Accounts payable and accrued liabilities	27,032,387	34,391,221
Contract liabilities	3,867,901	3,890,569
Income tax payable	193,701	114,094
Current portion of long-term debt	2,000,000	2,000,000
Current portion of deferred payment liability	26,702,412	27,244,146
Current portion of lease contract liabilities	771,736	796,835
Current portion of other long-term debt	10,961	11,121
Long-term debt	7,226,838	7,681,867
Long-term lease contract liabilities	1,979,741	2,213,512
Long-term portion of deferred payment liability	20,084,613	20,794,275
Other long-term debt	134,154	136,324
Deferred tax liability	25,070,291	25,740,885
Total liabilities	115,074,735	125,014,849

During the three months ended March 31, 2022, the Company incurred a net loss and comprehensive loss of $12,241,359 (March 31, 2021 – $13,565,128) and, as of that date, the Company had accumulated a deficit of $161,365,083 (December 31, 2021 – $150,332,154) and negative cash flows from operations of $7,535,404 (March 31, 2021 – $7,287,680). Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

The Company has not yet realized profitable operations and has mainly relied on non-operational sources of financing to fund operations. Management has been able to raise sufficient funds to finance the Company’s operations, growth, and mergers and acquisitions in the past and may need to continue to do so to fund these activities in the future.

As of March 31, 2022, the Company has current assets of $45,692,326 (December 31, 2021 - $59,266,075) and current liabilities of $60,579,098 (December 31, 2021 - $68,447,986) resulting in a working capital deficiency of $14,886,772 (December 31, 2021 - $9,181,911).

As of March 31, 2022, the Company’s working capital deficiency of $14,886,772 includes contract liabilities of $3,867,901 and the current portion of deferred payment liability of $26,702,412, which can be settled through issuance of common shares at Company’s option. The working capital will be used to finance operations, growth, and mergers and acquisitions over the next 12 months. The Company also has other cash commitments of $672,000 (see Commitments) over the next 12 months. After considering these items, Management believes that the existing working capital is sufficient to meet the Company’s requirements over the next 12 months. To the extent that further working capital is required in the next 12 months, the Company has an operating credit consisting of an authorized amount of up to $5 million available to draw upon. As of March 31, 2022, and as of the date of this MD&A, the balance on this operating credit is $Nil. For details on the operating credit see Note 12 of the condensed consolidated interim financial statements for the three months ended March 31, 2022. The Company has not identified any legal or practical restrictions on its ability to meet its obligations.

Capital Management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

21

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Capital Management (Continued)

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2022. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 12 of the condensed consolidated interim financial statements for the three months ended March 31, 2022.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Share Capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the period ended March 31, 2022:

(i)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed SPA.

(ii)	On February 28, 2022, the Company issued 111,267 common shares to settle the GameKnot Deferred Payment liability (see Note 14 of the condensed consolidated interim financial statements for the three months ended March 31, 2022).

(iii)	The Company received proceeds of $69,821 from the exercise of 74,051 stock options. The fair value assigned to these stock options of $239,899 was reclassified from contributed surplus to share capital.

During the three months ended March 31, 2021:

(i)	The Company received proceeds of $594,836 from the exercise of 283,173 stock options. The fair value assigned to these stock options of $382,064 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures.

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media deferred payment liability (see Note 14 of the condensed consolidated interim financial statements for the three months ended March 31, 2022).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “Offering”). The Company incurred cash share issuance cost of $2,589,736 relating to the Offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding as of the following dates:

	May 16, 2022	March 31, 2022	December 31, 2021
Common shares	133,770,357	133,770,357	133,549,269
Options, convertible into common shares	5,365,871	3,805,174	3,923,491
Restricted share units	4,352,183	2,429,306	2,455,697
Total	143,488,411	140,004,837	139,928,457

22

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer and former President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the three months ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021
	$	$
Short-term benefits	1,878,250	842,409
Share-based compensation	1,189,327	5,336,435
Total	3,067,577	6,178,844

A summary of other related party transactions during the three months ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021
	$	$
Total transactions during the year:
Revenue	-	624,936
Expenses
Consulting fees	138,571	489,396
Interest and accretion	-	152,506
Share of (income) loss from investment in associates and joint ventures	(296,041)	78,418

A summary of related party balances as of March 31, 2022 and December 31, 2021 is as follows:

	March 31, 2022	December 31, 2021
	$	$
Balances receivable (payable):
Investment in associates and joint ventures	1,181,310	885,269
Trade and other receivables	3,697,608	3,734,410
Loans receivable	-	125,995
Accounts payable and accrued liabilities	(416,970)	(382,794)
Contract liabilities	(54,638)	(55,434)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018 and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the period ended March 31, 2022, the Company recognized management revenue of $Nil (March 31, 2021 - $379,125) relating to the Management SA, and recognized consulting expenses of $Nil (March 31, 2021 - $379,125) relating to the Master SA. As of March 31, 2022, a balance of $451,796 (December 31, 2021 - $452,730) is included in trade and other receivables.

23

Enthusiast Gaming Holdings Inc.
Management Discussion and Analysis
For the Three Months Ended March 31, 2022

RELATED PARTY TRANSACTIONS (Continued)

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the three months ended March 31, 2022, the Company recognized media advertising revenue of $Nil (March 31, 2021 - $16,578) pursuant to the Exchange of Marketing Rights and Benefits Agreement. As of March 31, 2021, a balance of $54,638 (December 31, 2021 - $55,434) is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

As of March 31, 2022 a balance of $29,522 (December 31, 2021 - $29,952) and $24,077 (December 31, 2021 - $24,427) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities, relating to team sponsorship fees payable.

As of March 31, 2022, trade and other receivables include $3,178,878 (December 31, 2021 - $3,225,177) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia Blue Ant Media Solutions Inc. (“Blue Ant”), following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant held less than 10% of the issued outstanding common shares of the Company and is no longer a related party of the Company. During the period from January 1, 2021 to March 31, 2021, the Company earned media revenue of $229,232 from Blue Ant and its affiliated companies.

A vendor-take-back (“VTB”) loan payable to Blue Ant of $5,750,000 arose on the acquisition of Omnia on August 30, 2020. On June 17, 2021, the Company settled the VTB by paying the principal balance of $5,750,000 and accrued interest of $408,329. During the three months ended March 31, 2021, the Company recognized $139,596 of interest expense and $12,910 of accretion expense on the VTB loan which is included in interest and accretion expenses in the condensed consolidated interim statement of loss and comprehensive loss.

During the three months ended March 31, 2022, the Company recognized consulting expenses of $18,793 (March 31, 2021 - $18,551) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As of March 31, 2022, a balance of $14,125 (December 31, 2021 - $7,063) is included in account payable and accrued liabilities.

As of March 31, 2022, a balance of $Nil (December 31, 2021 - $55,654) is included in account payable and accrued liabilities to Franchise Agency LLC, an agency which represents a director of the Company relating to consulting fees.

During the three months ended March 31, 2022 the Company recognized $119,778 (March 31, 2021 - $91,720) in consulting fees relating to Board of Director and committee fees to certain directors. As of March 31, 2022, a balance of $349,246 (December 31, 2021 - $265,698) is included in account payable and accrued liabilities.

As of March 31, 2022, a balance of $66,934 (December 31, 2021 - $56,503) is included in trade and other receivables from AFK, a related party by nature of it having common management as the Company, refer to Note 6 of the condensed consolidated interim financial statements for the three months ended March 31, 2022..

As of March 31, 2022, the Company has loans receivable due from the former President and Chief Corporate Officer of $Nil (December 31, 2021 - $80,297) and $Nil (December 31, 2021 - $45,698) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 6 of the condensed consolidated interim financial statements for the three months ended March 31, 2022 for information relating to an investment in associates controlled by a related party.

See Note 6 of the condensed consolidated interim financial statements for the three months ended March 31, 2022 for information relating to an investment in joint under common management as the Company.

See Note 16 of the condensed consolidated interim financial statements for the three months ended March 31, 2022 for information relating to stock options issued to officers and directors of the Company.

24

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

RELATED PARTY TRANSACTIONS (Continued)

See Note 17 of the condensed consolidated interim financial statements for the three months ended March 31, 2022 for information relating to restricted share units issued to officers and directors of the Company.

SUBSEQUENT EVENTS

(i)	On April 20, 2022, the Company issued 1,560,697 stock options to directors, officers, employees and consultants of which 902,141 stock options were issued to directors and officers. These stock options are exercisable at $2.75, expire April 20, 2027 and vest as follows: (i) 537,308 on January 1, 2023; (ii) 520,308 on January 1, 2024; and (iii) 503,351 on January 1, 2025.

(ii)	On April 20, 2022, the Company issued 1,922,877 restricted share units to directors, officers, employees and consultants of which 1,531,349 restricted share units were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,922,877 common shares of the Company. These restricted share units vest as follows: (i) 724,274 on January 1, 2023; (ii) 640,942 on January 1, 2024; and (iii) 557,661 on January 1, 2025.

(iii)	On April 29, 2022, the Company settled the Steel Media Earn-Out Payment liability through a cash payment of $461,891 (USD $369,631) (see Note 14 (i) of the condensed consolidated interim financial statements for the three months ended March 31, 2022).

(iv)	On April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media, acquired all of the issued and outstanding treasury shares of Fantasy Media Limited and Fantasy Football Scout Limited (collectively “FFS”), pursuant to a share purchase agreement dated April 28, 2022 (the “FFS SPA”). Based in England and Wales, FFS owns the web property Fantasy Football Scout.

Pursuant to the terms of the FFS SPA, the Company acquired all of the outstanding treasury shares of FFS in exchange for (i) a cash payment of $2,914,890 (GBP £1,825,000) on closing, which includes an agreed upon cash excess amount of $519,090 (GBP £325,000), (ii) a payment of $1,597,200 (GBP £1,000,000) on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iii) a cash payment $798,600 (GBP £500,000) on the first anniversary of closing, based on the renewal of a Fantasy Premier League agreement, subject to adjustments, and (iv) a cash payment of $79,860 (GBP £50,000) on the second anniversary of closing, subject to adjustments.

The Company has, at its option, the ability to settle the first anniversary payment of $1,597,200 (GBP £1,000,000) either in cash or by the allotment and issuance of such number of commons shares determine by the volume weighted average share price for the ten trading days ended on a date that is one business day prior to the payment due date.

The first anniversary cash payment of $798,600 (GBP £500,000) will be paid if the Fantasy Premier League agreement, which expires on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms. The first anniversary cash payment is subject to other terms, conditions and adjustments.

Management determined that the acquisition of FFS is a business combination in accordance with the definition in IFRS 3, Business Combinations, and will account for the transaction in accordance with this standard. As a result of the close proximity between the closing date of the business combination and the date of these condensed consolidated interim financial statements, the initial accounting for the business combination, including the purchase price allocation, is not yet complete.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

25

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the three months ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021
	$	$
Media and content	41,863,908	26,978,187
Esports and entertainment	1,969,779	1,227,424
Subscription	3,333,851	1,816,724
Total	47,167,538	30,022,335

Revenue, in Canadian dollars, in each of these geographic locations for the three ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021
	$	$
Canada	892,223	771,078
USA	40,632,821	26,118,827
All other countries	5,642,494	3,132,430
Total	47,167,538	30,022,335

The non-current assets, in Canadian dollars, in each of the geographic locations as of March 31, 2022 and December 31, 2021 is as follows:

	March 31, 2022	December 31, 2021
	$	$
Canada	169,482,626	169,761,447
USA	147,514,592	153,549,460
France	3,431,474	3,453,744
England and Wales	1,752,970	1,752,444
Total	322,181,662	328,517,095

ADOPTION OF NEW OR AMENDED IFRS ACCOUNTING STANDARDS

No new IFRS accounting standards, interpretations or amendments were adopted during the three months ended March 31, 2022.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and notes to the condensed consolidated interim financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful life of long-lived assets, income taxes, the fair value of share-based payments, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market and recognition of revenue on a gross versus net basis. These estimates and judgments are further discussed below:

26

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(a)	Goodwill impairment testing and recoverability of assets

In evaluating impairment, the Company determines the recoverable amount based on an assessment of value-in-use using a discounted cash flow approach. In determining the estimated recoverable amount, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(c)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(d)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

27

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(f)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on i) 12-month expected credit losses, or ii) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(g)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it controls the promised specified service itself (as principal) or arranges for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET APPLIED

The Company is not aware of any proposed accounting standards or amendments that would have a significant effect on the consolidated financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability and other long-term debt loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As of March 31, 2022, the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument (see Note 14 of the condensed consolidated interim financial statements for the three months ended March 31, 2022).

Total interest income and interest expense for the three months ended March 31, 2022 and 2021 for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	March 31, 2022	March 31, 2021
	$	$
Interest income	(1,401)	(18,320)
Interest and accretion expense	1,430,669	791,314
Net interest expense	1,429,268	$772,994

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	March 31, 2022	December 31, 2021
	$	$
Trade receivables aging:
0-30 days	22,347,469	26,263,555
31-60 days	1,527,960	685,112
61-90 days	524,742	868,473
Greater than 90 days	1,492,656	2,217,521
Total trade receivables	25,892,827	30,034,661
Expected credit loss provision	(57,080)	(58,472)
Net trade receivables	25,835,747	29,976,189

The movement in the expected credit loss provision can be reconciled as follows:

	March 31, 2022	December 31, 2021
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(58,472)	(67,466)
Recoveries	-	8,504
Effect of movement in exchange rates	1,392	490
Expected credit loss provision, ending balance	(57,080)	(58,472)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as of March 31, 2022:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due
Default rates		0.14%	0.33%	0.87%	1.06%
Trade receivables	$25,892,827	$22,347,469	$ 1,527,960	$ 524,742	$ 1,492,656
Expected credit loss provision	$57,080	31,644	$5,021	$4,573	$15,842

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 39.98% (December 31, 2021 – 46.58%) of trade receivables as of March 31, 2022 and 58.44% (March 31, 2021 – 71.48%) of revenues for the three months ended March 31, 2022.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity risk (continued)

	Less than one year	One to two years	Two to three years	More than three years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	27,032,387	-	-	-	27,032,387
Contract liabilities	3,867,901	-	-	-	3,867,901
Income tax payable	193,701	-	-	-	193,701
Deferred payment liability (1)	28,367,266	22,867,680	-	1,059,265	52,294,211
Lease contract liabilities	907,275	893,403	578,436	642,032	3,021,146
Long-term debt	2,000,000	7,500,000	-	-	9,500,000
Other Long-term debt	10,961	10,961	10,961	357,204	390,087
Total	62,379,491	31,272,044	589,397	2,058,501	96,299,433

Notes:

(1)	The Company has, at its option, the ability to settle the deferred payment liability amounts due in less than one year and one to two years either in cash or common shares. The Company has, at its option, the ability to settle the deferred payment liability amounts due in more than three years half in cash and half in common shares.

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling, and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling, and Euro denominated trade and other receivables, accounts payable and accrued liabilities, deferred payment liability and cash. As of March 31, 2022, a 10% depreciation or appreciation of the US dollar, UK pound sterling, and Euro against the Canadian dollar would have resulted in an approximate $3,542,000, $44,000 and $179,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would approximately result in a $44,000 change in the annual interest expense.

COMMITMENTS

In addition to the financial liabilities summarized above, the Company has the following payment commitments with respect to consulting and other contractual obligations:

$
Not later than one year	672,000
Later than one year and not later than five years	1,040,000
Total	1,712,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 6 of the condensed consolidated interim financial statements for the three months ended March 31, 2022, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three Months Ended March 31, 2022

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as of March 31, 2022 and have concluded that these controls and procedures were appropriately designed.

Internal Controls over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISKS AND UNCERTAINTIES

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development. Risks and uncertainties are discussed in great detail in the Company’s Annual Information Form available on SEDAR at www.sedar.com.

The risks presented in the Annual Information Form may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this MD&A and the condensed consolidated interim financial statements for the three months ended March 31, 2022, each of which are available on SEDAR, and other filings the Company has made and may make in the future with the applicable securities authorities, include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Company’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating, and internal control matters. The Audit Committee receives a report from the independent auditors quarterly and is free to meet with them throughout the year.

ADDITIONAL INFORMATION

Additional information relating to the Company is available in the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022. Additional information can also be found in the investors section of the Company’s website at www.enthusiastgaming.com or on the Company’s SEDAR profile at www.sedar.com including the most recently filed Annual Information Form and Management Information Circular.

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